PARTNERS
JOHN ADEBIYI ♦
CHRISTOPHER W. BETTS
EDWARD H.P. LAM ♦∗
G.S. PAUL MITCHARD QC ♦
CLIVE W. ROUGH ♦
JONATHAN B. STONE ∗
ALEC P. TRACY ∗

♦ (ALSO ADMITTED IN ENGLAND & WALES)
∗ (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS
WILL H. CAI (CALIFORNIA)
Z. JULIE GAO (CALIFORNIA)
BRADLEY A. KLEIN (ILLINOIS)
RORY MCALPINE (ENGLAND & WALES)
GREGORY G.H. MIAO (NEW YORK)
ALAN G. SCHIFFMAN (NEW YORK)

SKADDEN, ARPS, SLATE, MEAGHER & FLOM
世達國際律師事務所
42/F, EDINBURGH TOWER, THE LANDMARK
15 QUEEN'S ROAD CENTRAL, HONG KONG

TEL: (852) 3740-4700
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www.skadden.com

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April 1, 2015

Confidential

Christian Windsor, Special Counsel
Alexandra M. Ledbetter, Staff Attorney
Hugh West, Accounting Branch Chief
Lory Empie, Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

> **Re: Jupai Holdings Limited (CIK No. 0001616291)**
> **Response to the Staff's Comments on the Draft Registration**
> **Statement on Form F-1 Confidentially Submitted on August 15, 2014**

Dear Mr. Windsor, Ms. Ledbetter, Mr. West and Ms. Empie:

On behalf of our client, Jupai Holdings Limited (formerly named Jupai Investment Group), a foreign private issuer organized under the laws of the Cayman Islands (the "**Company**"), we submit to the staff (the "**Staff**") of the Securities and Exchange Commission (the "**Commission**") this letter setting forth the Company's responses to the comments contained in the Staff's letter dated September 11, 2014 on the Company's draft registration statement on Form F-1 confidentially submitted on August 15, 2014 (the "**Draft Registration Statement**"). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the "**Revised Draft Registration Statement**") and certain exhibits via EDGAR to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act (the "**JOBS Act**").

To facilitate your review, we have separately delivered to you today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and two copies of the submitted exhibits.

The Staff's comments are repeated below in bold and are followed by the Company's responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

In addition to adding and revising disclosure in response to the Staff's comments, the Company has (i) added audited consolidated financial statements of the Company as of and for the year ended December 31, 2014, and related disclosure in the Revised Draft Registration Statement where appropriate; and (ii) updated the Revised Draft Registration Statement to reflect the Company's recent developments.

General

1. **Please provide us on a supplemental basis with copies of all written communications, as defined in Securities Act Rule 405, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please provide us on a supplemental basis with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105 (a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.**

    The Company confirms that neither the Company nor any of its authorized representatives has presented to potential investors any written communication in reliance on Section 5(d) of the Securities Act of 1933, as amended (the "Securities Act"). If any such written communication is presented to potential investors in the future, the Company will promptly provide the Staff with a copy of the written communication.

    The Company further confirms that to the knowledge of the Company, no broker or dealer that is participating or will participate in the Company's offering has published or distributed any research reports about the Company in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the JOBS Act. If any such research report is published or distributed by the broker or dealer that is participating or will participate in its offering in the future, the Company will provide the Staff with a copy of the research report promptly.

2. **Please provide an analysis as to whether you are an investment company under the Investment Company Act of 1940. Please tell us what exclusion**

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from the Investment Company Act you and your subsidiaries are relying on (if any) and provide us with a detailed legal analysis (including relevant unconsolidated financial information) supporting your determination that the exclusion is available to you. Your analysis should include all facts upon which your determination is based. Additionally, if you have reasons for believing that the exclusion might be deemed inapplicable to your operations, please explain. Please note that we may have further comments after reviewing your response.

The Company has concluded that it is not an investment company under the Investment Company Act and is supplementally providing to the Staff its analysis as follows:

Section 3(c)(2) Exclusion

The Company is a third-party wealth management service provider that has historically derived substantially all of its revenues from one-time commissions received from distribution of fixed income securities. The Company believes that it is, through its wholly-owned subsidiaries and Chinese variable interest entity ("VIE") and its subsidiaries (together, the "Consolidated Entities"), primarily engaged in the business of distributing third-party and self-developed wealth management products and providing related services mainly to China's high-net-worth population, which is, in essence, similar to the business of a securities broker for purposes of Section 3(c)(2) of the Investment Company Act. The Company's holdings of investment securities are primarily utilized to support this business. To a lesser but increasing extent, the Company is also engaged in asset management, which is a non-investment company business.

The Company's activities in China require it to comply with alternative regulatory requirements pursuant to various laws and regulations that affect the manner in which the Company operates and its wealth management product advisory services are provided, as discussed in more detail under "Regulation" Section of the Revised Draft Registration Statement. The Company is neither registered nor regulated under the Investment Company Act as it does not operate in the United States. Section 3(c)(2) does not require registration or regulation under any laws as it is solely a function exception and not a status exception.

Section 3(b)(1) Exclusion

Even if the Company were not viewed as being primarily engaged in businesses excluded by Section 3(c)(2) of the Investment Company Act, the Company has determined that it would not be an investment company under Section 3(b)(1) of the Investment Company Act because it is primarily engaged through its Consolidated Entities in a business other than that of investing, reinvesting, owning, holding, or trading in securities.

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Whether an issuer is engaged "primarily" in an investment company business is a factual issue. The SEC and the courts have developed a number of criteria to be used in determining whether an issuer is engaged "primarily" in a non-investment business, including the following:[1]

- the sources of its present income;

- the issuer's historical development;

- the activities of its officers and directors, and the extent of their involvement in the management of the issuer;

- the nature of its present assets; and

- its public representations concerning its activities.

Sources of its Present Income. The Company is a holding company and its sources of present income reflect that the Company, through its Consolidated Entities, is primarily engaged in the businesses of distributing third-party and self-developed wealth management products to China's high-net-worth population, providing investor relations services for such products, and to a lesser but increasing extent, asset management ("Operating Business").

For the fiscal year ended December 31, 2014, more than 85% of the Company's consolidated net income was derived from its Operating Business and not from its investment securities. In addition, the Company's investment expenses are *de minimis* compared to its operating expenses. For the fiscal year ended December 31, 2014, substantially all of the Company's consolidated total expenses were operating expenses and not investment expenses.

Historical Development of the Company. The Company's historical development also indicates that the Company is primarily engaged in its Operating Business. The Company commenced its business operations in 2010 through its operating company, Shanghai Jupai Investment Group Co., Ltd. Since its inception, the Company has been, and has continued to hold itself out as being, primarily engaged in its Operating Business.

The Activities of Its Officers and Directors, and the Extent of Their Involvement in the Management of the Company. The Company has informed us that nearly all of the Company's officers and employees devote substantially all of their time and efforts to the operation of the Company's Operating Business or in support of these

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[1] *Tonopah Mining Co. of Nev.*, 26 S.E.C. 426, 427 (1947); Certain Prima Facie Inv. Cos., Investment Company Act Release No. IC-10937, 18 S.E.C. Docket 948 (1979).

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activities, such as sales, investor relations and marketing, and not in the management of the Company's cash, cash equivalents and investment securities. The Company has also informed us that the responsibilities of cash management are mainly delegated to the head of the finance department of the Company and supervised by the chief executive officer, and none of these persons devote more than 5% of his or her time on cash management activities.

Nature of the Company's Assets. The Company has informed us that it maintains primarily cash, cash equivalents and fixed-income instruments in connection with its cash management. The Company has also informed us that its purpose of managing the cash is not to invest or trade in securities for short-term speculative purposes, but rather, to invest the Company's cash reserves in fixed-income instruments in order to preserve principal and earn a return on the principal to preserve the time value of such cash reserves and to fund bona fide business purposes in order to further the Company's Operating Business. As of December 31, 2014, over 50% of the Company's consolidated total assets (excluding cash and cash equivalents) are in fixed income instruments, over 50% of the Company's fixed income instruments are due to mature in less than one year, and substantially all of the Company's fixed income instruments are due to mature in less than three years.

While the Company holds a significant portion of its cash reserve in short-term fixed-income instruments, this factor is not determinative nor, in the Company's situation where other factors are particularly strong, even very important. Two situations where the nature of a company's assets become relatively unimportant are where (i) the company has substantial operating businesses which outweigh the importance of its investment assets or (ii) the company can demonstrate a legitimate need to have temporarily an unusually large proportion of its assets in investment securities.[2]

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[2] An example of the first type of situation is Moses v. Black, No. 78 Civ. 1913, 1981 U.S. Dist. LEXIS 10870 (S.D.N.Y. Feb. 3, 1981). In this case, the court found that since the issuer, Chock Full O'Nuts Corporation, was not perceived as an investment company type entity but was well known as a restaurant chain with significant operations, it was not an investment company, despite the fact that approximately 60% of its assets were investment securities.

Similarly, in Securities and Exchange Commission v. National Presto Industries, Inc., No. 05-4612 (7th Cir. May 15, 2007), the Seventh Circuit Court of Appeals noted that National Presto Industries, Inc. ("National Presto") was not an investment company because a reasonable investor would conclude that National Presto was an operating company despite the fact that National Presto had more than 60% of its total assets in investment securities. The Seventh Circuit applied the Tonopah Factors to determine if National Presto was an investment company and held that all of the factors, except the nature of its present assets, supported National Presto's status as an operating company (as opposed to an investment company). Another example is found in a staff no action letter, GPI, Inc., SEC No-Action Letter, 1973 WL 11314 (July 12, 1973). At the time of the letter, GPI maintained 70% of its assets in certificates of deposit, because the major portion of the proceeds of its 1969 offering had not been

(cont'd)

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The Company is an emerging growth company and requires capital to fund the expansion of its business in China. As described in the Company's Draft Registration Statement, the Company plans to increase its market presence in China by strategically adding client centers in major cities where it has an established presence, such as Beijing and Shanghai, and expanding its reach into other affluent cities in China. The Company also plans to expand its team of wealth management product advisors and client managers, grow its asset management business, strengthen its brand awareness through nationwide marketing initiatives, expand into online financial services, pursue strategic investments and acquisition opportunities, fund capital expenditures in new office buildings, and upgrade its IT system and infrastructure. In connection with its business strategy and growth, the Company anticipates that its costs and expenses will increase as the Company hires more wealth management product advisors and client managers for its existing and new client centers, distributes more wealth management products, expands its coverage network and launch more marketing campaigns, hires additional managerial and administrative employees, increases the scale of its business and enhances its internal controls and technology.

Public Representations. The Company is known to the public in China as a service-oriented operating company (in this case, a distributor of third-party wealth management products and provider of product advisory services), and not for the investment in securities on its own account or other such financial related activities. The Company's disclosures in the Revised Draft Registration Statement relating to its business and financial results are also consistent with the Company being primarily engaged in the Operating Business. The Company believes that a reasonable investor would not consider the stock of the Company to be equivalent

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(cont'd from previous page)

invested in the operating business as the prospectus indicated they would be, but instead were still primarily invested in securities four years later. The staff noted, however, that GPI was actively engaged in an operating business and its net income from operations exceeded its income from securities investments. The staff took no position, but warned GPI that if its income from securities should exceed its net income from operations, it could be deemed an investment company under the Investment Company Act.

One more example is in the staff no action letter, Xplornet Communications Inc., SEC No-Action Letter (Jan. 11, 2012) in which a no-action position was taken even though the applicant represented that the nature of its assets might not satisfy that prong of the Tonopah test.

In addition, the SEC has acknowledged research and development companies as examples of companies that have substantial operating businesses and a legitimate need to invest a large portion of their assets in investment securities. *See, e.g.*, Rule 3a-8 under the Act; see also Certain Research and Dev. Cos., Investment Company Act Release No. IC-19566, 54 S.E.C. Docket 1187 (1993) (proposing for public comment Rule 3a-8 under the Act); and ICOS Corp., Investment Company Act Release No. IC-19334, 1993 WL 78892 (Mar. 16, 1993) (the "ICOS Order").

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to a stock in an investment company and would not consider purchasing stock of the Company to gain exposure to the financial instruments held by the Company. The Company's cash position and investment assets are relevant primarily to determine whether the Company appears to have the resources to carry out its business plan and not whether its investment assets merit investment in the Company in order to obtain an interest in its investment returns.

Accordingly, based on the foregoing factors, the Company has concluded that the Company is not an investment company under Section 3(b)(1) of the Investment Company Act.

The Company also supplementally advises the Staff that, in order to avoid any potential confusion caused by its legal name on the essence of its business activities with those of an investment company, it has changed its legal name from "Jupai Investment Group" to "Jupai Holdings Limited" .

- **Please also identify and explain any interests in funds formed or managed by Jupai Investment Group or any of its subsidiaries. For instance, please explain if interests in the investment funds are limited to general partnerships or if there are additional limited partnership interests, and the values of each. Do any of these entities make contributions to the capital of the investment funds in connection with or apart from the general partner interests? What are the values with regard to each investment fund? Please describe the methodology used to value these interests and explain why that methodology was chosen.**

Before September 30, 2014, the only funds formed or managed by the Company or any of its Consolidated Entities were Shanghai Hehui Jiayuan Investment Manager Enterprises ("Hehui Jiayuan"), Suzhou Hehui Xuyuechang Equity Investment Centre ("Xuyuechang"), Suzhou Hehui Xuyuerong Equity Investment Centre ("Xuyuerong") and Suzhou Hehui Xuyuezhen Equity Investment Centre ("Xuyuezhen") (collectively, the "Funds"). Shanghai Jupai Hehui Asset Management Co., Ltd ("Hehui") is the sole general partner of Hehui Jiayuan and the executive co-general partner of Xuyuechang, Xuyuerong and Xuyuezhen. Prior to September 30, 2014, the Company consolidated the financial results of Hehui when Juzhou Asset Management (Shanghai) Co., Ltd., a subsidiary of the Company, had a 65% ownership interest in Hehui. As a result of an equity interest transfer in September 2014, the Company currently holds 49% of the equity interests in Hehui and it no longer consolidates the financial results of Hehui after September 30, 2014 according to the Financial Accounting Standards Board Accounting Standards Codification ("ASC") 810-10. Nonetheless, the Company supplementally furnishes the following analysis based on information as of December 31, 2014 in response to the Staff's comment.

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Shanghai Yidezhao Equity Investment Center ("Yidezhao"), a consolidated entity of Scepter Pacific Limited, is the non-executive general partner of Xuyuechang, Xuyuerong and Xuyuezhen. Yidezhao's main responsibility as non-executive general partner is to assist Hehui to identify acquisition opportunities, but Yidezhao does not make decisions and is not involved in the daily operations of such Funds.

Hehui only has general partner interests in the Funds and it does not make any other contributions to the capital of the Funds. None of the Company or its other Consolidated Entities have any direct interests in the Funds or make any contributions to the capital of the Funds.

Please see table below for information about the ownership percentage and carrying value of Hehui's general partner interests in the Funds as of December 31, 2014.

Name of Fund	Value of Interests (USD)	% of Fund
Shanghai Hehui Jiayuan Investment Manager Enterprises	$ 539,304	1%
Suzhou Hehui Xuyuechang Equity Investment Centre	$ 228,796	0.56%
Suzhou Hehui Xuyuerong Equity Investment Centre	$ 24,514	0.45%
Suzhou Hehui Xuyuezhen Equity Investment Centre	$ 245,138	0.50%

In relation to the accounting on the Funds which Hehui serves as general partner or co-general partner, the Funds are not consolidated by Hehui based on the facts that Hehui does not have control over the Funds given substantive kick-out rights or substantive participating rights that are exercisable by non-related limited partners of the Funds. The equity method of accounting is accordingly used for Hehui's general partner interests in the Funds. In addition, the Funds meet the definition of an investment company under ASC 946, Financial Service — Investment Companies.

ASC 946-10-15-6 states that *"an investment company has the following fundamental characteristics:*
a. It is an entity that does both of the following:
1. Obtains funds from one or more investors and provides the investor(s) with investment management services
2. Commits to its investor(s) that its business purpose and only substantive activities are investing the funds solely for returns from capital appreciation, investment income, or both.
b. The entity or its affiliates do not obtain or have the objective of obtaining returns or benefits from an investee or its affiliates that are not normally

8

attributable to ownership interests or that are other than capital appreciation or investment income."

ASC 946-10-15-7 further states *"an investment company also has the following typical characteristics:*
   a.   *It has more than one investment.*
   b.   *It has more than one investor.*
   c.   *It has investors that are not related parties of the parent (if there is a parent) or the investment manager.*
   d.   *It has ownership interests in the form of equity or partnership interests.*
   e.   *It manages substantially all of its investments on a fair value basis."*

The Company believes the Funds possess both of the fundamental characteristics and most of the typical characteristics, if not all, and therefore all investments held by the Funds are required to be measured at fair value under ASC 946.

For periods ending prior to September 30, 2014, the Company recorded its equity pick-up based on its percentage ownership of the Funds' incomes (losses) one quarter in arrears to enable it to have more time to collect and analyze the investments' results. The Funds were formed in 2013. A significant portion of the capital investments in the Funds has not been made to specific investments yet and still remains in the form of cash and cash equivalents as of December 31, 2013. As such, the carrying amount of Hehui's general partner interests in the Funds is believed to approximate the fair value as of December 31, 2013. In 2014, Xuyuechang, Xuyuezhen and Xuyuerong invested all of their funds to Shanghai Shouxin Equity Investment Centre ("Shouxin"), which is a limited partnership newly formed in 2014 to invest in a real estate project. There was a transfer of investment in Shouxin between unrelated third-party investors at its book value in the third quarter 2014. Such transaction indicated that the fair value of Xuyuechang, Xuyuezhen, and Xuyuerong approximated the book value as of September 30, 2014. Additionally, management assess the fair value of the real estate project in which Shouxin had invested, and calculated fair value approximated the book value as the real estate project is still under construction as scheduled. As for Hehui Jiayuan, its current investments include only fixed income products, of which the investment cost approximated the fair value as there has not been significant change in prevailing market yield since the investment date. As such, the carrying amount of Hehui's general partner interests in the Funds is believed to approximate the fair value as of December 31, 2014.

The Company has de-consolidated Hehui upon the equity transfer in September 2014, and began to account for the remaining 49% interest using the equity method of accounting. The Company records its equity pick-up from Hehui for periods after September 30, 2014 based on its proportionate share in Hehui's profit or loss.

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- **Please explain why an investment in Jupai Investment Group is not equivalent to an investment in a fund of funds.**

An investor in the ordinary shares of the Company (represented by ADSs or otherwise) owns an investment in an operating company and not in a fund of funds entity. The nature of the Company's business, its risks and its economics are fundamentally different from those of a fund of funds. A fund of funds is primarily engaged in the business of investing in securities issued by investment funds. By contrast, the Company is primarily engaged in its Operating Business. Thus, the Company is engaged in a business that is different than the business of a fund of funds.

An investor's return and value in his or her investment in the ordinary shares of the Company is not the same economically as that of an investment in a fund of funds. The value of the Company's ordinary shares is not an allocation across a number of funds, but is based on the cash flow that the Company, as an operating company, will receive. A fund of funds' primary source of revenue is derived from the investment of capital, the return on which is dependent on the efforts of others. By contrast, the primary sources of revenue of the Company are the fees and income it earns for distributing third-party wealth management products and providing asset management services to others. Thus, the Company's primary source of revenue is qualitatively different than a fund of funds' source of revenue.

Finally, the primary assets of a fund of funds are investment securities issued by investment funds. By contrast, none of the Company or its Consolidated Entities own any direct interests in the Funds. Further, as discussed above, Hehui, which is not a Consolidated Entity, only has general partner interests in the Funds. As of December 31, 2014, Hehui's general partner interests in the Funds would, on a proportionate look through basis, represent less than 1% of the Company's total assets. Thus, the Company's assets are different than the assets of a fund of funds. As Andrew J. Donohue, former Director of the Division of Investment Management, pointed out in testimony before the Domestic Policy Subcommittee of the Oversight and Government Reform Committee, U.S. House of Representatives concerning initial public offerings of managers of hedge and private equity funds, "it is important to consider that the public investors are buying a share of the entity managing these funds, rather than a share in the underlying funds."[3]

3.   **Please explain whether the offering by Jupai Investment Group should be considered an indirect offering of the investment funds. In this context, please**

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[3]   Testimony Concerning Initial Public Offerings of Investment Managers of Hedge and Private Equity Funds (July 11, 2007) at http://www.sec.gov/news/testimony/2007/ts071107ajd.htm.

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address Securities Act Rule 140 as well as Section 48(a) of the Investment Company Act as applied to the registration requirements for investment companies.

The Company respectfully submits that the public offering of its ordinary shares (represented by ADSs or otherwise) is not an indirect offering of the Company's investment funds pursuant to Rule 140 under the Securities Act or Section 48(a) of the Investment Company Act and supplementally provides to the Staff its analysis as follows:

Pursuant to Rule 140 under the Securities Act, the Company would be engaged in the "distribution" of securities of its investment funds under section 2(a)(11) of the Securities Act if the "chief part" of its business consisted of purchasing the securities of one or more of the Company's investment funds and selling its common units to the public to furnish the proceeds with which to acquire additional securities of the Company's investment funds.

Section 48(a) of the Investment Company Act makes it unlawful for any person, directly or indirectly, to do through or by means of any other person anything that would be unlawful if done by that person itself. The Staff has taken the position that a fact pattern involving an issuer whose investors consist of non-qualified investors and that was formed for the purpose of investing in a private fund may result in a violation of section 48(a).

The Staff has considered that determining whether an issuer is "formed for the purpose" of investing in a private fund depends on the surrounding facts and circumstances. While not a strict limitation, the Staff has generally concluded that an issuer that has invested less than 40% of its capital in a particular private fund was not formed for the purpose of investing in that private fund.

The Company believes that the public offering of its ordinary shares (represented by ADSs or otherwise) is not an indirect offering of the Company's investment funds pursuant to Rule 140 under the Securities Act or Section 48(a) of the Investment Company Act. Further, as discussed above, none of the Company or its Consolidated Entities own any direct interests in the Funds. Hehui, which is not a Consolidated Entity, only has general partner interests in the Funds. As of December 31, 2014, Hehui's general partner interests in the Funds would, on a proportionate look through basis, represent less than 1% of the Company's total assets. None of the Company or its Consolidated Entities own any other interests in the Funds. In addition, by far the largest share of the Company's income is, and will continue to be, derived from the commissions and fees produced by its businesses of distributing third-party wealth management products, and to a lesser but increasing extent, from providing asset management services to clients, and not from the investment of its own capital in the Funds. Furthermore, since the Company is not primarily an asset manager, but instead a distributor of third-party

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wealth management products, it is even less likely to have Rule 140 issues than companies that are primarily asset management companies.

Accordingly, the "chief part" of the Company's business is not purchasing securities of any of the Funds or selling securities to the public to furnish the proceeds with which to acquire additional securities of any of the Funds, and the Company was not "formed for the purpose" of investing in any of the Funds. Therefore, the Company respectfully submits that the public offering of its ordinary shares is not an indirect offering of any of the Funds.

4. **Please provide an analysis concerning whether you are exempt from the registration requirements under Investment Advisers Act of 1940.**

    The Company's principal office and place of business is located in China and it avails its services predominantly to clients that are non-U.S. persons. Therefore, the Company respectfully submits that it is not required to register as an investment advisor under the Investment Advisers Act of 1940.

5. **We note references throughout your prospectus to third-party sources, including the Heading Report and the China Real Estate Index System, for statistical, qualitative and comparative statements. Please provide us on a supplemental basis with copies of your source material, appropriately annotated to indicate the portions on which you are relying.**

    In response to the Staff's comment, the Company supplementally provided an index that sets forth statements referencing third-party information and page numbers of the Revised Draft Registration Statement where such statements or data appears, with cross-references to marked copies of the underlying supporting materials in Annex I to this letter. Since some of the third-party materials are in Chinese, the Company has prepared English translation of the applicable portions of the third-party reports and materials to facilitate the Staff's review.

Prospectus Summary, page 1

6. **We note your statement on page 2 regarding the substantial growth you have experienced in recent years. If you experienced any periods in which the aggregate value of the wealth management products you distributed and/or your revenues decreased, please expand your disclosure to clarify that you experienced declines in some periods and quantify those declines.**

    The Staff's comment is duly noted. The Company respectfully advises the Staff that it has not experienced any decline in its revenues over the full-year or quarterly periods since its inception.

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The Company also respectfully advises the Staff that the aggregate value of wealth management products it distributed may fluctuate during a given fiscal year because the value of wealth management products distributed within a certain period correlates with the size of capital needs of individual products within such period. For example, in the quarterly periods where new products with sizable funding needs are concentrated, the aggregate value of wealth management products will increase substantially comparing to the periods before or after it. Such variations usually will be diluted on a yearly basis, but may appear from quarter to quarter within a year without demonstrating a recognizable and known trend. Therefore, disclosure of the fluctuation in the aggregate value of wealth management products in the interim periods would not be material to the investors, and the growth trend by fiscal years have been disclosed on pages 1 through 2 of the Revised Draft Registration Statement.

Our Strengths, page 3

7.   **In the first bullet point, you state that experience, including the experience of your managers and your staff, is one of your key sources of strength. However, the first risk factor in the Risk Factors section discusses your relatively short operating history. Furthermore, elsewhere in the summary you reference the fact that the market for wealth management products has developed relatively recently in China. Please revise this section to explain how you have developed professional and management experience over the relatively short history of both Jupai and the Chinese wealth management business.**

The Company respectfully advises the Staff that the wealth management industry in China, instead of the third-party wealth management services sector focusing on high-net-worth individuals that the Company operates in, has a longer history. The traditional wealth management market led by financial institutions predates and fosters the growth of China's third-partywealth management services market. For instance, many of the talents and professionals working for the Company were trained and had prior working experience in the traditional wealth management industry. As disclosed on page 1 and elsewhere in the Revised Draft Registration Statement, the Company's wealth management product advisors are primarily recruited from reputable institutions in the wealth management industry and have an average of approximately eight years of industry experience. As disclosed in the "Management" section of the Revised Draft Registration Statement, members of the Company's management team have on average over 10 years' industry experience in the wealth management market. Most of them have working experience at private banking divisions of foreign and domestic banks and some of the members were trained overseas in countries with more advanced high-net-worth individual wealth management market. Thus, the Company believes that the experience of its management and staff is one of its key operating strengths despite the relatively short history of its operations and the development stage of the third-party individual wealth management services market.

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8. Please balance your summary of your competitive strengths and growth strategies with additional discussion of your most material risks and challenges. The list of risks and uncertainties on page 3 appears to be overly broad. For instance, please mention your uncertainty with respect to the laws and regulations governing the nascent financial services industry in China, including the restrictions on foreign investment in your business, and your employee turnover rate.

In response to the Staff's comment, the Company has revised the referenced disclosure on page 4 of the Revised Draft Registration Statement.

Corporate History and Structure, page 4

9. Please revise this section to clarify that if your VIE and its shareholders fail to perform their obligations under the contractual arrangements, you could be limited in your ability to enforce the contractual arrangements that give you effective control. Further, revise your disclosure to clarify that if you are unable to maintain effective control, you would not be able to continue to consolidate the VIEs' financial results with your financial results. Disclose that your VIE represents virtually all of your revenues in your consolidated financial statements. Lastly, state that you rely on dividends and other fees paid to you by your subsidiary and VIE in China and disclose all amounts you have collected to date.

In response to the Staff's comment, the Company has added the referenced disclosure on pages 5 and 67 of the Revised Draft Registration Statement.

The Company further advises the Staff that the VIE's revenue does not represent virtually all of our revenues since 2013 and the contribution of the VIE to the total revenue has been decreasing in recent years. As previously disclosed on pages 33 and 67 of the Draft Registration Statement, the VIE contributed in amounts of US$8.3 million, US$15.3 million and US$4.4 million for 2012, 2013 and 2014, respectively, accounting for 100%, 68% and 11% of our total consolidated revenues for each of the relevant periods. This decrease is primarily because of the shift of business operations that are not subject to foreign investment restrictions from the VIE to Shanghai Juxiang, the Company's wholly owned subsidiary. The Company has further revised the disclosure on pages 5 and 67 of the Revised Draft Registration Statement to clarify the above.

Risk Factors, page 14

10. Please revise this section to eliminate risks that could apply to any issuer or any offering. Your discussion should be concise and narrowly tailored to the most significant factors that make your initial public offering speculative or risky. For instance, on page 31 you discuss the risk from health epidemics.

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Please clarify whether Jupai or its competitors suffered any direct economic impact from a recent public health event. Moreover, your discussion should address only the material risks that you currently face. In this regard, the risk relating to your international operations appears to be immaterial given the very limited amount of revenues you derive from outside of China. These are just examples. See Item 503(c) of Regulation S-K.

In response to the Staff's comment, the Company has eliminated the risk factors with the following titles and made necessary consolidations in the Revised Draft Registration Statement:

- *Unexpected network interruptions or security breaches, including "hacking" or computer virus attacks, may cause delays or interruptions of service, resulting in reduced use and performance of our services and damage our reputation and brands.*

- *Future strategic alliances or acquisitions may have a material and adverse effect on our business, reputation and results of operations.*

- *Increases in labor costs in China may adversely affect our business and our profitability.*

- *Our results of operations may fluctuate or otherwise be materially and adversely affected due to seasonal variations.*

- *Our business is sensitive to global economic conditions. A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business, financial condition and results of operations.*

- *Our business is subject to the risks associated with having international operations.*

- *We face risks related to health epidemics and other outbreaks, which could significantly disrupt our staffing and may even result in temporary closure of our services and facilities.*

- *If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendation regarding our ADSs, the market price of our ADSs and trading volume could decline.*

11.   We note your disclosure regarding instances in which you may be deemed to have violated PRC laws or regulations, such as the requirement to obtain a license to engage in the provision of loans (page 22) and requirements relating to your client centers (page 27). In each instance, please disclose any related

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query, investigation or interference by a PRC governing body. With respect to your client centers, disclose the number of centers which you have not registered and the amount of income attributable to those centers.

In response to the Staff's comment, the Company has made the referenced disclosure on pages 25 and 29 of the Revised Draft Registration Statement.

We may not be able to continue to retain or expand our high-net-worth client base.... page 16

12. This risk would appear to pertain to anyone in the asset management business. If you cannot articulate a risk specific to your company vis-à-vis your competitors, please remove the risk factor.

In response to the Staff's comment, the Company has revised the referenced risk factor on page 19 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that due to the still evolving regulatory landscape of China's financial services industry and the relatively low entry barrier of the overall third-party wealth management services industry, this risk may not affect the Company and its competitors proportionately, and the Company's leading position will be significantly undermined if it fails to maintain or further grow its client base. Therefore, the Company prefers to keep the risk factor.

Our business may be materially and adversely affected by various fluctuations.... page 19

13. Please tell us, with a view towards revised disclosure, whether the PRC government has implemented any housing price control measures that have impacted your business, including the market for real estate or related fund products that you have sold.

The Company respectfully advises the Staff that, as disclosed in the third paragraph in the referenced risk factor, the PRC government has from time to time taken measures to curb the increase of housing prices by requiring more stringent implementation of housing price control measures. These measures are not directly targeted at and, based on the Company's observation over the years, have not had a material and direct impact on the Company's business, except that the implementation of these measures incentivize the Company to strategically and proactively diversify its product offerings and source and develop products with different underlying assets. As disclosed on page 113 of the Revised Draft Registration Statement, a large proportion of the fixed income products that the Company distributed over the years have real estate developers as corporate borrows, and this trend is driven by client demand, primarily due to the perceived investment transparency and security provided by these products despite the measures to curb the increase of housing prices. To date, the Company has not

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experienced any material and direct impact on the sale of real estate or related fund products.

If the PRC governmental authorities order us to cease promotion.... page 22

14.   **Please revise this risk factor to disclose the amount of collective fund trust plans that you have sold in each of the prior two years plus the relevant stub periods, as well as the current amount outstanding.**

In response to the Staff's comment, the Company has revised the referenced disclosure on page 25 of the Revised Draft Registration Statement.

If the operation of 100run.com is found to violate PRC law.... page 27

15.   **Please revise this risk factor to clarify the total amount of wealth management products you have distributed through 100run.com in each of the relevant periods.**

In response to the Staff's comment, the Company has revised the referenced disclosure on page 29 of the Revised Draft Registration Statement.

If the PRC government finds that the agreements that establish the structure.... page 31

16.   **We note your disclosure that part of your business falls within market study activities as set forth in the current Foreign Investment Catalogue and categorized as restricted to foreign investment. Please disclose what the term "market study activities" means.**

The Company advises the Staff that the Chinese term used in the currently effective Foreign Investment Catalogue generally refers to market survey or market study activities, which, as defined under the Measures for the Administration of Foreign-related Investigation issued on October 13, 2004 by National Bureau of Statistics, refers to activities of collecting and analyzing information concerning the performance and prospects of certain commercial products and/or services. The Company's wealth management product advisory services business requires it to be sensitive to market development and product preferences of the clients, and the Company collects and analyzes such relevant information in the ordinary course of its business. The Company has revised the referenced disclosure on pages 32, 33, 37, 84, 127 and F-9 to replace "market study activities" to "market survey" for clarification purpose.

Governmental control of conversion of Renminbi into foreign currencies.... page 38

17.   **Please revise this risk factor to better explain why Renminbi conversion controls represent a risk to an investment in your stock. We note that you do**

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not appear to have significant operations outside the PRC, nor do you intend to pay dividends on your ordinary shares or ADS.

In response to the Staff's comment, the Company has revised the referenced disclosure on page 40 of the Revised Draft Registration Statement. The Company supplementally advises the Staff that, although it does not have a current plan to pay cash dividends on its ordinary shares or ADSs in the foreseeable future, the board of directors of the Company may change its dividend policy afterwards. The PRC government may at its discretion restrict access to foreign currencies for current account transactions, such as dividend payment, in the future. More importantly, the Company may in the future need to convert Renminbi generated from its PRC operations into foreign currency and remit it out of China to pay capital expenses, such as loans denominated in foreign currency, in which case governmental approval and/or registration procedures will apply. Whether such governmental approval or registration procedures can be obtained or completed in time is subject to inherent uncertainties.

You may not receive dividends or other distributions on our ordinary shares…, page 54

18.   Please tell us, with a view towards revised disclosure, regarding the obligations of the custodian to sell or hold any assets distributed to holders of the ordinary shares, in the event that the custodian determines that distribution of the property is illegal or impractical.

The Staff's comment is duly noted. The Company respectfully advises the Staff that it is in the process of appointing a deposit bank for the American depositary shares and the custodian will be designated by the deposit bank. The Company undertakes to supplementally furnish the Staff with the analysis required under this comment once the deposit bank is appointed.

Use of Proceeds, page 59

19.   We note that you intend to invest the net proceeds in short-term, interest-bearing, debt instruments or demand deposits. Please disclose whether the proceeds will be invested inside or outside of China. In addition, please reconcile your disclosure on page 39 that you are "not likely" to make loans or capital contributions to your PRC subsidiary or consolidated entities with your disclosure on page 59 that you "may" do so. In this regard, clarify what you will do, or attempt to do, with the net proceeds of this offering if you are not able to contribute them to your PRC subsidiary for an extended period of time.

In response to the Staff's comment, the Company has revised the referenced disclosures on pages 40 through 41, 59 and 94 of the Revised Draft Registration Statement. The Company supplementally advises the Staff that the Company may

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utilize the offering proceeds in the following ways subject to regulatory registration or approval requirements as disclosed: (i) making additional capital contribution to its PRC subsidiary (or establishing new PRC subsidiary); (ii) extending loans to its PRC subsidiary; and (iii) extending loans to its consolidated entities, which term refers to the VIE and its subsidiaries throughout the Revised Draft Registration Statement.

Capitalization, page 61

20.   **Please revise your pro forma column to disaggregate each significant pro forma transaction (i.e., the Scepter acquisition and the initial public offering).**

In response to the Staff's comment, the Company has revised the referenced disclosures on page 62 of the Revised Draft Registration Statement.

21.   **Please tell us how you determined the total capitalization included in the last line of the table. Please provide us with the calculations used to calculate that line item.**

The Company respectfully advises the Staff that the total capitalization included in the last line of the capitalization table was calculated as the sum of mezzanine equity and total shareholders' equity (i.e., US$46,578,658 = US$1,500,000 + US$36,794,634 + US$8,284,024). In response to the Staff's comment, the Company has revised the referenced disclosure on page 62 of the Revised Draft Registration Statement.

Corporate History and Structure, page 66

22.   **Please provide diagram(s) illustrating your anticipated corporate structure following your offering and acquisition of E-House Capital.**

In response to the Staff's comment, the Company has revised the referenced disclosure on pages 9 and 73 to include the anticipated post-acquisition corporate structure for illustration purposes.

Selected Unaudited Pro Forma Condensed Combined Financial Data, page 75

23.   **This section presents part but not all of the pro forma presentation included later in the document, and therefore does not provide a complete presentation. Please remove the duplicative presentation.**

In response to the Staff's comment, the Company has removed the duplicative presentation.

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24. **We note that substantially all of your revenues have derived from one-time commissions received in connection with the sale of fixed income products, notwithstanding your plans to generate more recurring management and service fees and sell other types of products besides fixed income products. Please revise your disclosure throughout your prospectus to remove any potential implication that the broader array of products and services that you currently offer or aspire to offer accounts for a material portion of the revenues that you have received to date. Distinguish your expansion plans from your historical operations.**

In response to the Staff's comment, the Company has revised its disclosure throughout the prospectus and, most prominently, on pages 76, 77, 79, 105 and 112 to remove the potential implication that the expected expansions currently account for a material portion of the Company's revenues.

25. **To the extent material to an understanding of your results of operations, please revise to disclose more detailed information regarding the fixed income products that you sold in the periods presented. For instance, we note your disclosure on page 108 that fixed income products and real estate or related fund products with equity components account for a significant portion of the wealth management products you have sold, and that you typically source products that are sponsored by China's top-ranked real estate developers. Clarify whether the real estate development related products concern projects predominantly of a particular strategy or type (for example, residential apartment complexes in urban areas experiencing population growth). Describe in greater detail the market for such real estate, including the availability and usage of mortgage funds (to which you allude on page 19) versus cash. Indicate who ranked the "top-ranked real estate developers in China" with whom you have relationships, and describe how you forged those relationships. For the governmental and corporate bonds you sold, provide similar information. Clarify the range of borrowers.**

In response to the Staff's comment, the Company has included the referenced disclosure on pages 112 through 113 of the Revised Draft Registration Statement to the extent that the Company believes such disclosure is material to the understanding of its business, except for the following.

With respect to the Staff's comment requesting the Company to describe "in greater detail the market for such real estate, including the availability and usage of mortgage funds (to which you allude on page 19) versus cash", the Company respectfully advises the Staff that: although the Company may be susceptible to the risks inherent in the operation of real estate-related assets such as the general and local economic conditions and reduced availability of mortgage funds, as disclosed on page 22 of the Revised Draft Registration Statement, it is not a real estate developer, and it does not perform a statistical review of the availability and usage

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of mortgage funds versus cash in the underlying real estate projects when assessing a product, nor does the Company consider this a material factor affecting its business operations.

26. **Please disclose the range of fee rates for the fixed income products you sold during the periods presented. Discuss which fixed income products were the most and least lucrative for you, as well as the reasons why.**

In response to the Staff's comment, the Company has included the referenced disclosure on page 79 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that information related to fee rates by products is commercially sensitive. To balance the commercial interests of the Company and the disclosure requirements, the Company has tailored the disclosure to the extent that it believes the fee rate-related information is material to the investors' understanding and evaluation of the Company's operations.

27. **Please disclose the specific terms of any individual fee arrangement that are material to an understanding of your results of operations or cash flows. Terms should be disclosed in enough detail to allow a reader to have a reasonable understanding of the impact such arrangements had or may have on your results of operations and cash flows.**

The Company respectfully advises the Staff that its fee arrangements with third parties in respect to a given type of products are relatively customary and standard, and it does not believe there has been an individual fee arrangement that is material to the understanding of its results of operations or cash flows. However, in connection with the concentration of product providers in terms of total value of products that the Company distributed in 2012, 2013 and 2014, as disclosed on page 112 of the Revised Draft Registration Statement pursuant to the Company's response to comment #45, the Company is substantially dependent on the fees generated under certain contracts with these product providers pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. The Company undertakes to file these material contracts pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

28. **On page 15, you indicate that some products may have redemption features. To the extent material, please disclose any redemption features of the products you have sold, including the value of those products that are still subject to possible redemption. Also discuss any circumstances in which you might be required to repay the fees you received.**

In response to the Staff's comment, the Company believes it is more appropriate to include the required disclosure under "Business — Our Product Offerings" and have added this disclosure on page 114 of the Revised Draft Registration Statement.

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29. **We note your disclosure that you have not included the amount of investment products that you invested or co-invested in the calculation of the aggregate value of wealth management products that you distributed for any period in this prospectus. Please clarify the extent to which your short-term bridge loan and co-investment practices impacted your sales commissions.**

The Company respectfully advises the Staff that the sales commissions received on the financial products purchased by customers using short-term bridge loan (defined as customer borrowings in F-pages) are deferred and not recognized as revenue until the loans are fully collected from the customers (see accounting policy of revenue recognition disclosed on page F-17). Sales commissions received on products involving customer borrowings in the immaterial amount of nil, $0.4 million and nil were deferred for 2012, 2013 and 2014, respectively. Sales commissions received on products involving co-investment were not material either (less than US$0.5 million in each period presented) and were recognized as a deduction of cost of investment rather than revenue.

30. **We note your disclosure on page 18 concerning the turnover of your wealth management advisors, client managers and product development personnel. If you have discerned any material connection between your employee turnover and your client retention, please discuss in this section in order to provide context for your risk-factor disclosure on pages 17-18.**

The Staff's comment is duly noted. The Company confirms that it has not discerned any material connection between its employee turnover and client retention rates. As disclosed in the Draft Registration Statement, among its active clients in 2012, 2013 and 2014, approximately 21.4%, 34.4% and 41.8% of them previously purchased wealth management products through the Company at least once before their latest purchase, demonstrating an increasing trend of client retention.

31. **To the extent material, please disclose in greater detail your use of third-party channels (as opposed to your in-house sales force) to distribute products. Describe the third-party channels, quantify the amount of channel fees and explain how the fees impact your reported financial results.**

In response to the Staff's comment, the Company has included the required disclosure on pages 78 and 114 of the Revised Draft Registration Statement.

32. **Please disclose the material terms of the government subsidies you have received. Clarify whether the subsidies entail any obligations on your part.**

In response to the Staff's comment, the Company has included the referenced disclosure on page 80 of the Revised Draft Registration Statement.

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Key Components of Our Results of Operations,

page 78 Net Revenues, page 78

33.   We note your tabular disclosure presenting the principal components of your net revenues. Please revise the table to disaggregate your third-party revenues and related party revenues, such that readers may understand the breakdown in relation to the presentation in your statements of operations. Additionally, consider similar revisions to the service lines table presented in Note 13 on page F-33.

In response to the Staff's comment, the Company has revised the referenced disclosure on pages 77 and F-40 of the Revised Draft Registration Statement.

Our Product Mix, page 79

34.   Please revise your table to include a column showing your average fee rate by product for each period presented.

In response to the Staff's comment, the Company has revised the referenced disclosure on page 78 of the Revised Draft Registration Statement.

Critical Accounting Polices, page 82

35.   Considering the significance of the estimates and assumptions associated with share-based compensation, please revise your disclosure to include this within your critical accounting policies.

In response to the Staff's comment, the Company has revised the referenced disclosure on pages 85 through 90 of the Revised Draft Registration Statement.

Liquidity and Capital Resources, page 90

36.   Please revise this section to distinguish the capital resources and liquidity needs of the U.S. registrant from those of the PRC subsidiary and consolidated entities, given the difficulty of transferring funds.

The Staff's comment is duly noted. The Company respectfully advises the Staff that, although the transfer of funds from an offshore holding company to its PRC operating entities is subject to certain regulatory restrictions and approval requirements, the Company may still legally transfer the funds as clarified in the Company's response to the Staff's comment #19.

37.   Refer to the following disclosure on page 90: "Under PRC laws and regulations, we are permitted to utilize the proceeds from this offering to provide funding to our PRC subsidiary only through loans or capital

contributions, subject to applicable government registration and approval requirements. We cannot assure you that we will be able to meet these requirements on a timely basis, if at all. As a result, if our existing cash is insufficient to meet our requirements, we may sell additional equity securities, debt securities or borrow from banks." Please revise to clarify how raising additional capital would solve the problem of providing funding to your PRC subsidiary and consolidated entities, given the same government registration and approval requirements.

In response to the Staff's comment, the Company revised the referenced disclosure on page 94 of the Revised Draft Registration Statement.

38.   We note your disclosure regarding cash and cash equivalents at June 30, 2014. Please revise to disclose the amount of cash and cash equivalents held inside and outside the PRC. In addition, disclose the amounts of cash and cash equivalents held inside and outside the VIEs and the currency in which the amounts are denominated.

In response to the Staff's comment, the Company revised the referenced disclosure on page 94 of the Revised Draft Registration Statement.

Six Months Ended June 30, 2014 Compared to Six Months ended June 30, 2013, page 87

General

39.   Please revise your MD&A (here and on page 89) to include a detailed discussion and analysis of your "other income and expenses" (i.e., interest income, investment income, and interest expense) from your consolidated statements of operations.

In response to the Staff's comment, the Company has revised the referenced disclosure on page 92 of the Revised Draft Registration Statement in the context of 2014 vs. 2013 comparison.

40.   We may have additional comments related to your accounting for share-based incentive awards, equity issuances, or any beneficial conversion features once you have disclosed an estimated offering price.

The Staff's comment is duly noted.

Net Revenues, page 87

41.   We note your comparable discussion of one-time commissions on page 87 and your net revenues from recurring management fees on page 88. It is not clear

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to us how these amounts reconcile to the amounts presented in the table provided on page 78. Please advise or revise as necessary.

In response to the Staff's comment, the Company has revised the referenced disclosure on page 92 of the Revised Draft Registration Statement in the context of 2014 vs. 2013 comparison.

Operating Costs and Expenses, page 88

42.   We note that the change in your other operating income — government subsidy is primarily attributable to the increase in your tax payments. Please revise here and throughout your MD&A to clarify which taxes you are referring to.

In response to the Staff's comment, the Company has revised the referenced disclosure on pages 92 and 93 of the Revised Draft Registration Statement.

Industry, page 96

43.   We note your disclosure on page 99 concerning the growth of China's asset management industry. Please clarify whether the growth in total assets under management was more pronounced in one or more market participant categories, or whether the growth was relatively equal across the categories cited.

In response to the Staff's comment, the Company has revised the referenced disclosure on page 103 of the Revised Draft Registration Statement.

Business, page 100

44.   We note that Jupai (page 102) and Mr. Zhou (page 128) have received a number of awards. If these awards are generally known or industry-wide, please briefly describe the criteria for each award. In the alternative, if the awards are nominal or honorary, please add brief and clear descriptions that put these awards in context, or remove references to nominal or honorary awards. Similarly, please identify the organization that awarded Jupai the Golden Tripod Award and describe the criteria for CBN Gold Master's rankings (for example, the value of wealth management products distributed in all of China).

In response to the Staff's comment, the Company has revised the referenced disclosure on pages 106 through 107 and 136 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that it has removed the awards listed in Mr. Zhou's biography as these awards are not sufficiently current.

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Integrated business model featuring strong wealth management..., page 101

45.   Please revise this section to clarify whether any of your 76 domestic or four overseas product providers represented more than 10% of your sales in any completed fiscal year or stub period.

In response to the Staff's comment, the Company has revised the referenced disclosure on pages 26 and 112 of the Revised Draft Registration Statement.

Extensive and targeted coverage of China's high-net-worth population, page 103

46.   We note your statements on pages 103 and 107 that you conduct extensive due diligence and market research when entering into new markets, which enables you to establish a new client center within four months. Please clarify whether establishing a client center means achieving profitability, or merely opening the location.

In response to the Staff's comment, the Company has revised the referenced disclosure on pages 107 and 111 of the Revised Draft Registration Statement to further clarify that "establishing a client center" means opening the location and starting business activities.

Wealth management services, page 105

47.   We note the following statement on page 105: "With commission rates aligned across products that are of a similar class, we are able to remain unbiased when advising our wealth management clients." Please clarify the basis for your position that the advice you offer your wealth management clients is unbiased when your revenue model incentivizes you sell investment products in order to generate commissions and when your commission rates may vary across the different classes of investment products you offer.

The Company respectfully advises the Staff that the referenced disclosure, within the context where it appears, was intended to highlight the fact that the Company, as an aggregator of products that are either sourced from third-party product providers or self-developed, does not base its recommendation of products within a given class on source of the products because the commission rates of its sales personnel are relatively aligned across the same class of products. Therefore, when advising the clients who have specified their risk appetite and investment preferences, the product advisors can focus on other objective criteria of the products, such as the risk profile and return potential of the underlying assets, and make unbiased recommendations. Unlike traditional wealth management service providers such as trust companies and commercial banks who mainly promote self-developed products, the Company is not affiliated with any financial institution and is therefore in a more independent role when providing wealth management product advisory services. In response to the Staff's comment, the Company has

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revised the referenced disclosure on page 109 of the Revised Draft Registration Statement to clarify its position.

Our client service model, page 105

48.   **We note the following disclosure on page 106: "Our advisors' compensation is largely performance-based and the amount of investment made by our clients following our advice is an important factor. Due to specialization within each client service team, we were able to design the compensation structure of our client service professionals to ensure cost efficiency while maintaining a heightened level of service dedication to our clients." Please expand your discussion to explain how performance is measured for purposes of your advisors' compensation and how the compensation structure for your client service professionals ensures cost efficiency while maintaining a heightened level of service dedication to your clients.**

In response to the Staff's comment, the Company has revised the referenced disclosure on page 111 of the Revised Draft Registration Statement. The Company supplementally advises the Staff that it has removed the sentence starting with "Due to specialization within each client service team" as the detailed compensation structure of the Company's service teams is commercially sensitive and additional voluntary disclosure in this respect would place the Company at a competitive disadvantage.

Our coverage network, page 106

49.   **Please revise this section to discuss the economic conditions in your key markets. In particular, please discuss the key economic drivers in the markets as well as the current economic conditions.**

The Company respectfully advises the Staff that it believes the required disclosure is more appropriate to be included in the "Industry" section, and has added the required disclosure on pages 101 and 111 of the Revised Draft Registration Statement.

Asset Management Business, page 110

50.   **Please revise this section to discuss any regional concentrations of real estate products or other holdings of E-House Capital. Your revised disclosure should discuss the state of the market in any area where E-House Capital has a material amount of managed properties or has investments in real estate. In particular, please discuss the trend in real estate prices in the markets, as well as occupancy rates for rental properties, over the past two years and stub periods.**

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In response to the Staff's comment, the Company has revised the referenced disclosure on page 116 of the Revised Draft Registration Statement. The Company supplementally advises the Staff that, as disclosed in the same paragraph on page 116 of the Revised Draft Registration Statement, the real estate projects are funded through a number of limited partnership funds where E-House Capital serves as the general partner or co-general partner of the fund. As a majority of the funds under E-House Capital's management invest in real estate development projects that are not held for real property investment purposes, the returns will be realized when the underlying projects are sold, and E-House Capital does not measure its investment returns based on occupancy or rental rates of the underlying real estate projects. Therefore, the Company was advised by E-House Capital that the occupancy rates for rental properties over the past two years and stub periods may not be material to the investors' understanding of its business operations, and E-House Capital does not collect and analyze such information in connection with its routine business operations.

Our Value to Product Providers, page 111

51. **Please revise this section to clarify the percentage of your revenues you have received from each of the key types of product providers identified in this section; financial institutions, asset management companies or corporate borrowers.**

The Staff's comment is duly noted. The Company respectfully advises the Staff that the Company, as a product aggregator that sources products from all types of product providers, does not consciously favor products from one type of product provider over another. Therefore, the percentages of revenue contributions from these key types of product providers tend to fluctuate over the years and interim periods and do not demonstrate a recognizable trend or pattern. The management of the Company does not view this analysis as material when evaluating the business performance of the Company and does not believe this information is material to the investors.

52. **We note your disclosure on page 111 that you may provide asset management services on the projects you assist in financing for corporate borrowers. Please describe those asset management services.**

In response to the Staff's comment, the Company has revised the referenced disclosure on page 118 of the Revised Draft Registration Statement.

Marketing and Brand Promotion, page 112

53. **Please revise this section to discuss the sales and revenues generated through your high-end membership club.**

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The Staff's comment is duly noted. The Company respectfully advises the Staff that our high-end membership club, Paikehui (派客会), is primarily a marketing platform on which the Company organizes high-profile events to attract new clients and foster royalty of existing clients. The Paikehui membership is free of charge and the Company does not directly generate revenue from this membership club. In response to the Staff's comment, the Company revised the reference disclosure on page 118 to clarify that the membership is free of charge.

Competition, page 113

54.   We note the following statement on page 114: "We believe that we compete effectively with commercial banks due to a number of factors, including our independence, which positions us as a centralized wealth management product aggregator to provide and recommend suitable wealth management advice and product combinations that suit our clients' financial objectives." We further note the statement on page 98, attributed to the Heading Report, that "[t]hird-party wealth managers [a category that includes Jupai] are not associated to any product providers or financial institutions, and are hence better positioned to provide independent and objective recommendations and financial services." Please clarify the basis for your position that the recommendations and advice you offer your investor clients are independent, given that you receive payments not from your investor clients but from the third-party product providers and corporate borrowers for whom you procure investors.

The Company respectfully advises the Staff that its reference to "independence" is intended to highlight the fact that it is not affiliated with any financial institution, as elaborated in the Company's response to the Staff's comment #47 in this letter. This basic feature of the Company distinguishes the Company and other independent third-party wealth management service providers from the traditional wealth management service providers such as trust companies and commercial banks.

Regulation, page 115

55.   Please revise this section to explain more clearly the relevance of certain of the regulations you describe to your business activities. For instance, clarify whether your PRC subsidiary or consolidated entities is a securities company that is qualified to engage in the collective asset management business for multiple clients. Clarify whether your PRC subsidiary or consolidated entities will register as a private fund manager. Explain what internet financing is and clarify whether your PRC subsidiary or consolidated entities actually plans to engage in it. These are just examples. The statement on page 120 that your "PRC subsidiary does not currently meet all such requirements" appears to refer only to those requirements relating to insurance brokerage

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businesses, mutual fund distribution and distribution of asset management plans sponsored by mutual fund management companies, whereas the preceding discussion covers additional products and businesses.

In response to the Staff's comment, the Company has revised the Regulation section to include the referenced disclosure where applicable.

Management, page 128

Share Incentive Plan, page 132

56.   Please revise to clarify, if true, that the registrant is the issuing entity for the share incentive plan.

In response to the Staff's comment, the Company has added the referenced disclosure on page 140 of the Revised Draft Registration Statement.

Financial Statements for the Years Ended December 31, 21012 and 2013, page F-1

Note 2 — Summary of Principal Accounting Policies, page F-9

(f) Fair Value of Financial Instruments, page F-15

57.   We note your disclosure of principal accounting policies for the fair value of financial instruments. Please revise to include a separate a footnote detailing at a more granular level the disclosures required under ASC 820-10-50. Include breakouts between the three levels of the valuation hierarchy for relevant assets and liabilities.

In response to the Staff's comment, the Company has revised the referenced disclosure on page F-38 through F-39 of the Revised Draft Registration Statement.

(o) Government Grants, page F-20

58.   We note your disclosure that during 2012 and 2013 you received approximately $196 thousand and $777 thousand, respectively, of government cash subsidies that were provided to you as incentives for investing in certain local districts that were recognized as other operating income. Please address to the following:

- Revise your disclosure to explain in detail the nature of the investments you made in the local districts in which you referred to.

- Disclose the conditions that were or must be met in order to obtain these cash subsidies. Include in your response a discussion of why these cash

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subsidies are considered operating transactions and why the income approach to recognition is more appropriate than a balance sheet approach.

- **Include a discussion of how you determined these grants should be classified as income, rather than a reduction of expense.**

- **Tell us what accounting guidance you considered in determining your accounting policy for these Government Grants.**

- **Revise your disclosure in MD&A to include a discussion of the changes in these Government Grants and your expectations for them in future. Refer to Item 303(a)(3)(ii) of Regulation S-K, which requires a discussion of any known trends or uncertainties that may have a material impact on earnings.**

The Company respectfully advises the Staff that the majority of cash subsidies are received as incentives for registering and operating businesses that generate taxable income in certain local districts from such businesses. The amount of such incentives is generally determined by referencing to tax payment (including payment of income tax, business tax and value added tax) generated by the Company's entities domiciled in certain local districts for a specified period from such businesses. The local governments have discretion to determine the amount of the cash subsidies, however, these cash subsidies do not represent tax refunds.

In addition, the cash subsidies are unrestricted in use and are generally applied by the Company as part of working capital for ongoing operations. The Company has not applied the cash subsidies to purchase land, building, or other significant fixed assets. Due to the recurring nature of the cash subsidies and their non-restricted usage, the Company has applied income approach to recognize the cash subsidies.

In arriving at the above accounting policy for cash subsidies, the Company has considered guidance set forth in IAS 20, *Accounting for Government Grants and Disclosure of Government Assistance*, given the lack of explicit guidance under US GAAP.

The cash subsidies received by the Company are not grants related to assets as the cash subsidies are not required to be applied for acquisition or construction of long-term assets. The cash subsidies are considered grants related to income according to Paragraph 3 of IAS 20, which states:

3. Government grants are assistance by government in the form of transfers of resources to an entity in return for past or future compliance with certain conditions relating to the operating activities of the entity. They exclude those forms of government assistance which cannot reasonably have a value placed upon them and transactions with government which cannot be distinguished from

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the normal trading transactions of the entity. Grants related to income are government grants other than those related to assets.

Grants related to assets are government grants whose primary condition is that an entity qualifying for them should purchase, construct or otherwise acquire long-term assets. Subsidiary conditions may also be attached restricting the type or location of the assets or the periods during which they are to be acquired or held.

Grants related to income are government grants other than those related to assets.

As to when the government grants can be recognized, paragraph 7 and 8 of IAS 20 provides that,

7. Government grants, including non-monetary grants at fair value, shall not be recognised until there is reasonable assurance that:

a. the entity will comply with the conditions attaching to them; and

b. the grants will be received.

8. A government grant is not recognised until there is reasonable assurance that the entity will comply with the conditions attaching to it, and that the grant will be received. Receipt of a grant does not of itself provide conclusive evidence that the conditions attaching to the grant have been or will be fulfilled.

Based on the above guidance, and the nature of cash subsidies received by the Company as described, the Company believes it is appropriate to conclude that income approach is more appropriate, and cash subsidies should not be recognized until receipt of cash.

Paragraph 29 of IAS 20 provides guidance as to the presentation of grants related to income:

29. Grants related to income are presented as part of profit or loss, either separately or under a general heading such as 'Other income'; alternatively, they are deducted in reporting the related expense.

Although IAS 20 provides that the grant related to income should be classified as part of profit or loss, it is silent on whether it should be reported as part of operating income or non-operating income. The Company considers it appropriate to report the government subsidy as part of operating income primarily based on the recurring nature of the cash subsidies and the fact that the Company has full discretion in utilizing the funds and has applied the funds as part of working capital to support daily operations.

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In response to the Staff's comment, the Company has revised its disclosures on pages F-20 through 21, and the MD&A section on page 80 of the Revised Draft Registration Statement.

Note 4 — Investments, pages F-24

59. We note that your investments (trading and held-to-maturity (HTM)) consist of investments in trust products, asset management plans, and real estate funds. Please revise your summary of investments table (here and on page F-54) to disaggregate both short-term and long-term investments by major security type such that investors may better understand the distribution and mix of securities within your trading, available-for-sale, and HTM investments. Refer to ASC 320-10-50-1B for guidance.

In response to the Staff's comment, the Company has revised the referenced disclosure on page F-25 of the Revised Draft Registration Statement.

60. Please revise your disclosure within this note (as well as within your interim financial statements on page F-54) to include the following information for your HTM securities required by ASC 320-10-50-5, including amortized cost basis, aggregate fair value, gross unrecognized holding gains, gross unrecognized holding losses, total other than temporary impairment recognized in accumulated other comprehensive income (when applicable), gross gains and losses in accumulated other comprehensive income, and information about contractual maturities. Additionally, present this information by type of asset. If applicable, revise your disclosure to provide the information required by ASC 320-10-50-6 for all investments in an unrealized loss position. Finally, discuss whether or not there were any transfers of assets between your trading, HTM, or available-for-sale classifications.

The Company respectfully advises the Staff that the Company disclosed the information required by ASC 320-10-50-5 as follows:

Amortized cost basis: the carrying amount of the held-to-maturity investment represents amortized cost, as disclosed in Note 4 on page F-25 *"Held-to-maturity investments consist of investments in trust products, asset management plans and real estate funds that have stated maturity and normally pay a prospective fixed rate of return, and are carried at amortized cost."*

Aggregate fair value: The Company disclosed the fair value of held-to-maturity investment (long term investment only consists of held-to-maturity investment) in Note 12 on page F-39 in response to the Staff's comment 57.

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Gross unrecognized holding gains/losses: The Company revised its disclosure on pages F-25 to disclose the gross unrecognized holding gains/losses as of December 31, 2013 and 2014, respectively.

Total other-than-temporary impairment recognized in accumulated other comprehensive income: The Company did not have any other-than-temporary impairment recognized in accumulated other comprehensive income associated with held-to-maturity investment for the years ended December 31, 2013 and 2014, therefore, the requirement is not applicable. The other-than-temporary impairment recognized in earnings was disclosed in Note 4 on page F-25 "Group recorded an impairment loss due to credit loss of nil, nil and $130,740 for years ended December 31, 2012, 2013 and 2014, respectively for held-to-maturity investments."

Gross gains and losses in accumulated other comprehensive income for any derivatives that hedged the forecasted acquisition of the held-to-maturity securities: The Company does not have such derivatives, therefore the requirement is not applicable.

Information about contractual maturities: The Company disclosed the information about the contractual maturities of the held-to-maturity securities on pages F-25 of the Revised Draft Registration Statement.

The Company further submits that it had no other investment in unrealized loss positions as of December 31, 2013 and 2014, respectively, and there were no transfers of assets between trading, HTM, or available-for-sale classifications.

In response to the Staff's comment, the Company has revised its related disclosure on pages F-25 through F-26 of the Revised Draft Registration Statement.

Note 6 — Customer Borrowings, page F-26

61. **We note that you provide short-term loans (due within one year) to customers who are temporarily short of sufficient funds to purchase products that you promote and the loans are extended to bridge the gap between the maturity of an earlier product and purchase of a new one. Please disclose whether or not the loans you provide are secured, and whether or not you require additional collateral. Also, tell us and disclose if any short-term loans were overdue (i.e. in excess of one year).**

The Company respectfully advises the Staff that there is no short-term loan overdue as of December 31, 2013 and 2014. The loans provided are not secured and additional collateral is not required. The Company has revised its related disclosure on page F-14, note 2 (e) of the Revised Draft Registration Statement.

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Note 16 — Subsequent Events, page F-35

62.   We note your disclosure regarding the July 1, 2014 grant of approximately 12 million share options to certain employees and senior management. Please address the following items:

  • Revise your disclosure to quantify the amount and the period in which you expect to record compensation expense and identify where the amounts will be reported within your statements of operations.

  • Revise your disclosure within MD&A to include your expectations for the impact of this grant upon future expense trends. Refer to Item 303(a)(3)(ii) of Regulation S-K, which requires a discussion of any known trends or uncertainties that may have a material impact on earnings.

In response to the Staff's comment, the Company has revised the referenced disclosure in note 7 on pages F-29 through F-30, as well as disclosure on page 81 of the Revised Draft Registration Statement.

Unaudited Condensed Consolidated Financial Statements for the Six Months Ended June 30, 2013 and 2014, page F-41

Notes to Unaudited Condensed Consolidated Financial Statements, page F-47 General

63.   Please revise your interim financial statements to address the comments identified above, as applicable.

The comment is no longer applicable as no interim financial statements are included in the Revised Draft Registration Statement.

Note 8 — Convertible Redeemable Preferred Shares ("Preferred Shares"), page F-57

64.   We note your disclosure regarding the issuance of Series A and Series B convertible redeemable preferred shares on October 18, 2013 and May 22, 2014; respectively. Provide us with your accounting analyses, citing the specific authoritative literature you used to analyze the embedded conversion feature(s), and supporting your conclusion whether or not there was beneficial conversion feature(s).

The Company respectfully advises the Staff that the Company evaluated the bifurcation of embedded conversion feature with the following analysis:

ASC 815-15-25-1 states that an embedded derivative shall be separated from the host contract only if all of the following criteria are met:

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a.   The economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract.

b.   The contract ("the hybrid instrument") that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur.

c.   A separate instrument with the same terms as the embedded derivative instrument would, pursuant to Section 815-10-15, be a derivative instrument subject to the requirements of this Statement. (The initial net investment for the hybrid instrument shall not be considered to be the initial net investment for the embedded derivative.)

To analyze whether the conversion feature is clearly and closely related to the economic characteristics and risks of the Preferred Shares under the above criteria , we firstly determined the nature of the host contract. ASC 815-10-S99-3 (or EITF Topic No. D-109, Determining the Nature of a Host Contract Related to a Hybrid Financial Instrument Issued in the Form of a Share Under FASB Statement No. 133) states, in part:

Consistent with Section 815-15-25, the SEC staff believes that the determination of the nature of the host contract for a hybrid financial instrument issued in the form of a share (that is, whether the nature of the host contract is more akin to a debt instrument or more akin to an equity instrument) should be based on a consideration of economic characteristics and risks. The SEC staff also believes that in performing an evaluation of an embedded derivative feature under paragraph 815-15-25-1(a), the consideration of the economic characteristics and risks of the host contract should be based on all of the stated or implied substantive terms and features of the hybrid financial instrument.

The legal form of the Preferred Shares, as outstanding shares, is not determinative in determining the nature of the host contract for the purpose of analyzing any embedded derivatives. In determining the nature of the host contract, the Company has adopted the "whole instrument approach", which requires consideration of all stated and implied substantive terms and features of a hybrid instrument issued in the form of a share when determining the economic characteristics and risks of the host contract.

The Company has adopted an accounting policy to use the whole instrument approach. Therefore, the Company must determine the nature of the host contract by considering all stated and implied substantive terms and features of Preferred Shares, including the embedded feature being analyzed for bifurcation. The Preferred Shares contain the following equity-like and debt-like features:

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Equity-like features

- Voting rights (as converted basis) with ordinary shareholders
- Non-cumulative dividends when and if declared, participation in dividend distributions with ordinary shareholders on an as-converted basis
- Conversion option
- Lack of mandatory redemption date

Debt-like features

- Redemption provision that upon a passage of time (i.e., after four years) or occurrence of a redemption event, holders of the Series A Preferred Stock can redeem their shares at greatest of: (i) an aggregate of the Series A Issue Price plus a 10% annual compounded interest based on the Series A Issue Price (but exclusive of distributed or declared but unpaid dividend), subject to a upper limit of no greater than 200% of the Series A Issue Price (changed to 136% after the Series B transaction closing); or (ii) an aggregate of the Series A Issue Price (As Adjusted) plus all unpaid dividends. Series B Preferred Shares have a similarly structured redemption option.

Considering all of the stated terms of the hybrid instrument, we concluded that the host contract is more akin to an equity instrument under the whole instrument approach.

In reaching this conclusion, we determined that the potential downside risk protection should not be overly weighted given the contingency involved in the redemption option and the expected outcome of the instrument. That is, the redemption option can only be exercised upon the occurrence of a redemption event (such as breach of agreement or commitment of travel by key ordinary shareholders of the Company) or when there's no Qualified IPO (as defined in the Second Amended and Restated Memorandum and Articles of Association of the Company) in a specified number of years. As the preferred shareholders have no control over when a redemption will occur (i.e., make a redemption event occur or prevent a Qualified IPO from occurring), the nature of contingency involved in the redemption option indicates that the payoff profile of the instrument is more of an equity security.

As an equity host, the embedded conversion feature is considered clearly and closely related to the equity host and fails the bifurcation criteria in ASC 815-15-25-1(a).

From the analysis above, we conclude that the embedded conversion feature should not be bifurcated.

The Company further evaluated the existence of a beneficial conversion feature ("BCF") by comparing the fair value of the ordinary shares into which the Series A and Series B Preferred shares are convertible with the respective effective conversion price at the time the shares were issued in accordance with the ASC 470-20-30-6 which states that the intrinsic value shall be calculated at the commitment date as the difference between the conversion price (see paragraph

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470-20-30-5) and the fair value of the ordinary share or other securities into which the security is convertible, multiplied by the number of shares into which the security is convertible.

Preferred Shares	Issuance Date	Effective conversion price	Fair value of the ordinary shares	BCF
Series A	October 18, 2013	$ 0.36	$ 0.16	No
Series B	May 22, 2014	$ 0.60	$ 0.44	No
Series B	December 16, 2014	$ 0.78	$ 0.92	No

No BCF was noted for Series A issued October 18, 2013 or Series B issued on May 22, 2014, as the effective conversion price was not less than the fair value of ordinary share on the respective issuance date. For Series B issued on December 16, 2014, the effective conversion price was less than the fair value of ordinary share, indicating the intrinsic value of BCF of US$1,808,568. According to ASC470-20-25-5, a BCF shall be recognized by allocating a portion of the proceeds equal to the intrinsic value of the BCF to additional paid-in capital, resulting in a discount to mezzanine equity. Further, pursuant to ASC 470-20-35-7, the recognized discount shall be amortized from the issuance date to the earliest conversion date as a deemed dividend to preferred shareholders by debiting to retained earnings, in the absence of retained earnings, to additional paid-in-capital. As the Series B Preferred Shares are immediately convertible into ordinary shares on a 1:1 basis, and the Company does not have any retained earnings at issuance date, the amount was fully amortized by debiting to additional paid-in-capital. Consequently, the net impact on the consolidated balance sheet from recognizing the BCF is zero. The deemed dividend recognized was subtracted from "Net income attributable to Jupai shareholders" to arrive at "Net income attributable to ordinary shareholders" for the purpose of calculating earnings per share.

As disclosed on page F-36, the conversion ratio for the Preferred Shares is subject to certain anti-dilution adjustments as well as an issuance of new securities at a price lower than the conversion price in effect. As these terms do not permit the Company to compute the number of shares that the holder will receive if the contingent event occurs and the conversion price is adjusted, the Company will wait until the contingent event occurs and then compute the resulting number of shares that would be received pursuant to the new conversion price to determine whether or not a contingent BCF exists, in accordance with ASC 470-20-35-1.

Unaudited Pro Forma Condensed financial Information, page P-1

General

65. Please note that once you have included complete pro forma financial information for the acquisition and offering transactions, we will need sufficient time to review such information and may have additional comments based on your compliance with Article 11 of Regulation S-X. Specifically, please ensure that each of your pro forma adjustments is explained in sufficient detail. In this regard, certain adjustments may require additional tabular disclosure in order to fully explain the various components.

The Company respectfully advises the Staff that the Company has revised its disclosure on pages P-1 to P-7 for the complete pro forma financial information for the acquisition of E-House Capital.

Unaudited Pro Forma Condensed Statement of Operations, page P-3

66. We note your column heading titled "Non GAAP Adjusted Pro Forma Results." Please revise to remove the words "Non GAAP" from this column header here and on page P-4.

The Company respectfully advises the Staff that the Company has revised its disclosure on pages P-3 and P-4 to remove the words "Non GAAP" and related information.

Notes to the Unaudited Pro Forma Condensed Combined Financial Information, page P-5 Note 1 — Basis of Pro Forma Presentation, page P-5

67. We note from your disclosure that you plan to use purchase price allocation for the acquisition of Scepter. We also note that certain owners and/or directors of Jupai are also owners and/or directors of E-House and Reckon Capital, the entities from which you plan to acquire Scepter. Please respond to the following items:

- Tell us if you considered this transaction to be an acquisition of an entity under common control. Provide us with the basis of your conclusion and include any key quantitative and qualitative facts you considered as part of your analysis.

- In light of the bullet point above, provide us with a detailed analysis supporting your conclusion that the acquisition method of accounting (ASC 805) is appropriate for the Scepter transaction.

The Company respectfully advises the Staff that the transaction is not an acquisition of an entity under common control based on the analysis below:

There's no explicit guidance under U.S. GAAP on how "common control" is defined. ASC 805-50-15-6 provides some example of common control transactions:

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1. *An entity charters a newly formed entity and then transfers some or all of its net assets to that newly chartered entity.*

2. *A parent transfers the net assets of a wholly owned subsidiary into the parent and liquidates the subsidiary. That transaction is a change in legal organization but not a change in the reporting entity.*

3. *A parent transfers its controlling interest in several partially owned subsidiaries to a new wholly owned subsidiary. That also is a change in legal organization but not in the reporting entity.*

4. *A parent exchanges its ownership interests or the net assets of a wholly owned subsidiary for additional shares issued by the parent's less-than-wholly owned subsidiary, thereby increasing the parent's percentage of ownership in the less-than-wholly-owned subsidiary but leaving all of the existing noncontrolling interest outstanding.*

5. *A parent's less-than-wholly-owned subsidiary issues its shares in exchange for shares of another subsidiary previously owned by the same parent, and the noncontrolling shareholders are not party to the exchange. That is not a business combination from the perspective of the parent.*

6. *A limited liability company is formed by combining entities under common control.*

EITF Issue No. 02-5, "Definition of 'Common Control' in Relation to FASB Statement No. 141," also listed examples of common control transactions. While no consensus was reached, the SEC observer stated that the SEC staff believes that common control exists between (or among) separate entities in the following situations:

1. *An individual or enterprise holds more than 50 percent of the voting ownership interest of each entity.*

2. *Immediate family members hold more than 50 percent of the voting ownership interest of each entity (with no evidence that those family members will vote their shares in any way other than in concert).*

3. *Immediate family members include a married couple and their children, but not the married couple's grandchildren.*

4. *Entities might be owned in varying combinations among living siblings and their children. Those situations would require careful consideration regarding the substance of the ownership and voting relationships.*

5.   *A group of shareholders holds more than 50 percent of the voting ownership interest of each entity, and contemporaneous written evidence of an agreement to vote a majority of the entities' shares in concert exists.*

Possession of a majority voting interest is the most common way to demonstrate control. However, control may be established in other ways, including variable interests, contractual arrangements, or the rights of a sole general partner in a partnership. To determine whether Scepter and the Company are two entities under common control, the Company has carefully considered all facts and circumstance related to the transaction.

Before the acquisition, Scepter is controlled by E-House as a 51% subsidiary with the remaining 49% held by Reckon Capital, a company incorporated in the British Virgin Islands.

E-House is a public company listed on The New York Stock Exchange, the two largest shareholders of which are Mr. Xin Zhou, the co-founder and Chief Executive Officer of E-House, and SINA Corporation ("SINA"), also a public company listed on The New York Stock Exchange. Mr. Xin Zhou and SINA each held 24.0% and 20.6% of E-House as of December 31, 2014, respectively. E-House's board of directors consists of nine directors, including Mr. Xin Zhou, a director representing SINA as co-chairmen of the board, a director from E-House management team and six independent directors. Board resolution on general matters requires a simple majority approval. No single party has majority voting interest in or controls the board of E-House.

Reckon Capital is majority owned and controlled by Mr. Xin Zhou.

In May 2014, E-House and SINA each acquired 25,836,680 and 12,918,340 Series B redeemable convertible preferred shares of the Company, which are currently convertible into the ordinary shares of the Company on a 1:1 basis. Before that, neither E-House, SINA, nor Mr. Xin Zhou is a related party to the Company. In August 2014, E-House acquired additional 12,918,340 ordinary shares, which were subsequently re-designated into an equal number of preferred shares in December 2014. The ownership of Jupai as of the date of this response letter is as follows:

Principal Shareholders	Ordinary Shares Beneficially Owned (on an as-converted basis at a ratio of 1:1)	
	Number	Percentage
E-House (China) Capital Investment Management Limited	38,755,020	33.1
Juda Holding Inc.	30,340,078	25.9
SINA Hong Kong Limited	12,918,340	11.0
Juda Capital Inc	8,332,974	7.1
Century Crest Global Limited	6,382,865	5.4
Beijing Dragon Limited	6,000,000	5.1
Golden Keen Enterprises Limited	6,000,000	5.1

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All decisions significant to the operations and economic performance of the Company (including approval of the annual budget and strategic decisions) are made by the Company's Board. The Company's Board consists of 4 directors, including 3 directors appointed by ordinary shareholders (Tianxiang Hu, Weishi Yao, Min Liu), and 1 director appointed by the majority shareholder of preferred shares (Mr. Xin Zhou, as "Series B Director"). A resolution of Board requires a simple majority vote of the directors. According to the Investors' Rights Agreement filed in the Exhibit 4.4, preferred shareholders are entitled to certain protective provisions, which give Series B Director a veto right to block certain acts. Despite the participating rights given by the veto rights, E-House by itself cannot pass any resolution, therefore does not have control over the Board.

Based on the above, the Company has concluded that E-House does not control Jupai as:

- E-House does not own majority of voting interest in the Company.
- E-House/Mr. Xin Zhou does not control the board of directors of the Company.
- The protective provisions provided to E-House as preferred shareholder are not deemed effective participating right.
- There is no agreement that would grant E-House/Mr. Xin Zhou control of sufficient proxy rights for a majority of voting interests.

As such, the acquisition of Scepter by the Company is not a transaction under common control, and should be accounted for using acquisition method of accounting pursuant to ASC 805.

Exhibits

68. **Please file the following documents as exhibits to your registration statement: the memorandum of understanding with E-House Investment and Reckon Capital to acquire E-House Capital upon the completion of this offering; and the letter agreement regarding tax matters referenced on page 43.**

The Company respectfully advises the Staff that the memorandum of understanding (the "MOU") with E-House Investment and Reckon Capital to acquire E-House Capital upon the completion of this offering is non-binding in nature (other than certain provisions such as "Exclusivity", "Confidentiality", "Governing Law" and "Dispute Resolution" that are unrelated to the transactional terms). All transactional terms in the MOU will be reflected and superseded by a

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definitive share purchase agreement to be entered into among the parties to the MOU on or prior to the public filing of the proposed IPO, and the Company undertakes to file the definitive share purchase agreement after its execution. In addition, the Company respectfully advises the Staff that the referenced letter agreement regarding tax matters is a mutual understanding witnessing the tax incentive granted by a local government. As disclosed on page 42 of the Revised Draft Registration Statement, the government agencies may decide to reduce, eliminate or cancel tax incentives at any time and continued availability of such tax incentives is not assured. The Company does not believe it is substantially dependent on tax incentives granted under such letter agreement when assessing its materiality.

69.   **We note your disclosure on pages 68-69 summarizing the currently effective contractual arrangements by and among Shanghai Juxiang, Shanghai Jupai and the shareholders of Shanghai Jupai. Please provide us with your analysis as to how you concluded that the amended and restated versions of the contracts are not required to be filed pursuant to Item 601 of Regulation S-K.**

The Company respectfully advises the Staff that it intends to file the amended and restated versions of the contractual arrangements by and among Shanghai Juxiang, Shanghai Jupai and the shareholders of Shanghai Jupai as they are currently effective. In response to the Staff's comment, the Company has revised the titles to each of the referenced agreements in the exhibit index and included these contracts in the submitted exhibit volume.

70.   **Disclosure in several places in your prospectus (aside from the section on tax matters; see, for example, the reference to the advice of AllBright Law Offices on page 48) indicates that you are summarizing an opinion of counsel. Please confirm that you will obtain and file the written consent of each of AllBright Law Offices and Maples and Calder expressly stating that they consent to such summarization. See Securities Act Rule 436.**

The Staff's comment is duly noted. The Company confirms that it will obtain and file the written consent of each of AllBright Law Offices and Maples and Calder expressly stating that they consent to the referenced summarization.

*   *   *

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If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com or Min Hu, the audit engagement partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by email at alhu@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.


Very truly yours,

/s/ Z. Julie Gao
_____

Z. Julie Gao


Enclosures

cc: Tianxiang Hu, Chief Executive Officer, Jupai Holdings Limited
       Min Liu, Chief Financial Officer, Jupai Holdings Limited
       Min Hu, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP
       David Roberts, Partner, O'Melveny & Myers LLP
       Ke Geng, Partner, O'Melveny & Myers LLP


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